EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Third Quarter and First nine months 2014 Results

Netanya, Israel, November 28, 2014 - RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the third quarter and the nine months ended September 30, 2014.

2014 third quarter Results

Revenues totaled $4.8 million, a 8% increase compared to $4.5 million in the third quarter of 2013.

 Gross Profit totaled $1.3 million, a 47% increase compared to $0.9 million in the third quarter of 2013.

Operating expenses totaled $1.2 million, a 20% increase  compared to $1.0 million in the third quarter of 2013.

Financial Expenses totaled $299,000 a 36% decrease  compared to $471,000 in the third quarter of 2013. As a result, the Company reported a net loss of $202,000, or $0.02 per share, for the third quarter of 2014 compared to a net loss of $576,000 or $0.06 per share, for the third quarter of 2013.

First nine months 2014 Results

Revenues totaled $16.6 million, a 10% increase compared to $15 million for the same period in 2013.

Gross profit totaled $4.9 million, a 97% increase compared to $2.5 million for the same period in 2013.

Operating expenses  totaled $3.7 million, a 2% decrease to compared to $3.8 million  for the same period in 2013

Financial expenses totaled $855,000, a 39% decrease compared to financial expenses of $1,404,000 for the same period in 2013. As a result, the Company reported net income of $ 338,000 or $0.04 per share for the nine months ended September 30, 2014, compared to a net loss of $2,675,000 or $0.3 per share, for the comparable period in 2013.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “We continued to achieve improved gross margins in the third quarter and for the nine months ended September 30, 2014 as compared to the comparable periods in 2013. The improved gross margins and reduced financial expenses contributed to the improvement in our bottom line results for the third quarter and for the nine months ended September 30, 2014. Consistent with prior quarters in 2014, our research and development expenses continued to decline and our selling and marketing expenses rose as the result of the maturation of our radar products and our increased sales efforts for these products. . During the quarter, we delivered our combat proven radar products to various worldwide customers and we expect that these customers will commence general operational use of these radar products and further boost new contracts for this product line during the following quarters.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radar for Force and Border Protection, Inertial Navigation Systems for air and land applications and Avionics Systems and Upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands, except per share data

	September 30, 2014	December 31, 2013
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,235	$2,137
Restricted cash	453	1,033
Trade receivables (net of allowance for doubtful accounts of $ 23 and $ 36 at September 30, 2014 and at December 31, 2013 respectively)	2,818	4,890
Costs and estimated earnings in excess of billings on uncompleted contracts	1,966	2,031
Other accounts receivables and prepaid expenses	572	412
Inventories	7,876	6,798

Total current assets	15,920	17,301

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,290	1,133

PROPERTY, PLANT AND EQUIPMENT, NET	2,841	2,986

OTHER ASSET - GOODWILL	587	587

Total assets	20,638	$22,007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	$1,573	$1,887
Trade payables	1,661	2,909
Convertible note from a shareholder	3,000	3,000
Loans from shareholders, net	5,120	5,307
Other accounts payable and accrued expenses	4,304	4,350

Total current liabilities	15,658	17,453

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	692	569

Total long-term liabilities	692	569

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at September 30, 2014 and December 31, 2013; Issued and outstanding: 8,988,396 at September 30, 2013 and 8,918,647 at December 31, 2013 respectively.	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	527	547
Accumulated deficit	(67,860)	(68,200)

Total RADA shareholders’ equity	3,670	3,350
Non-controlling interest	618	635
Total equity	4,288	3,985

Total liabilities and equity	20,638	$22,007

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Nine months ended Sep 30,		Three months ended SEP 30,		Year ended December 31,
	(Unaudited)				Audited

Revenues	$16,602	$15,045	$4,818	$4,453	$21,761

Cost of revenues	11,638	12,523	3,509	3,560	17,160

Gross profit	4,964	2,522	1,309	893	4,601

Operating expenses:
Research and development	566	1,082	187	266	1,459
Marketing and selling	1,733	1,290	526	305	1,959
General and administrative	1,484	1,441	503	435	1,919
Total operating expenses:	3,783	3,813	1,216	1,006	5,337

Operating Income (loss)	1,181	(1,291)	93	(113)	(736)
Financial expense, net	855	1,404	299	471	1,907

Consolidated Income (loss)	326	(2,695)	(206)	(584)	(2,643)

Less: Net loss attributable to Non-controlling interest	12	20	4	7	8

Income (Loss) attributable to RADA shareholders	$338	$(2,675)	$(202)	$(576)	$(2,635)

Income (Loss) per share:
Basic and diluted loss per share	$0.04	$(0.3)	$(0.02)	$(0.06)	$(0.30)
Weighted average number of Ordinary shares used for computing basic and diluted loss per share	8,988,396	8,918,647	8,988,396	8,918,647	8,918,647